Market Vectors ETF Trust
335 Madison Avenue, 19th Floor
New York, New York 10017

February 15, 2013

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary A. Cole, Division of Investment Management

Re:	Market Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Cole:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”):

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number

973	1/18/2013	485BXT	0001137360-13-000052
942	12/21/2012	485BXT	0001137360-12-000687
915	11/21/2012	485BXT	0001137360-12-000632
884	10/26/2012	485BXT	0001137360-12-000573
857	9/28/2012	485BXT	0001137360-12-000527
822	8/30/2012	485BXT	0001137360-12-000469
796	8/3/2012	485BXT	0001137360-12-000418
768	7/6/2012	485BXT	0001137360-12-000368
734	6/8/2012	485BXT	0001137360-12-000303
705	5/11/2012	485BXT	0001137360-12-000246
672	4/13/2012	485BXT	0001137360-12-000196
584	1/30/2012	485APOS	0000930413-12-000389

The Amendments relate to Market Vectors Global High Yield US$ Bond ETF, a new series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of this series at this time.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2029. Thank you.

Best regards,

/s/ Jonathan R. Simon

Jonathan R. Simon
Vice President and Assistant Secretary